Filed by Ambev S.A.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: Ambev S.A.

Subject Company: Companhia de Bebidas das Américas—Ambev

(Commission File No.: 001-15194)

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ/MF No. 02.808.708/0001-07

NIRE No. 35.300.157.770

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

June 28, 2013

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COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ/MF No. 02.808.708/0001-07

NIRE No. 35.300.157.770

Publicly-held Company

To the Shareholders,

The management of Companhia de Bebidas das Américas – Ambev (“Company”) presents the following Proposal on the matters set forth in the agenda of the extraordinary general shareholders’ meeting of the Company to be held, in first call, on July 30, 2013, at 10:00 a.m. (“Extraordinary General Meeting”).

PROPOSALS

1.      Stock Swap Merger

The Company released a material fact notice dated December 7, 2012 (“Material Fact Notice”) regarding a corporate reorganization with the overall objective of converting the Company’s dual-class share structure, comprised of common stock and preferred stock, into a single-class share structure comprised exclusively of voting common shares, by means of a merger into the asset base of Ambev S.A. (CNPJ nº 07.526.557/0001-00) (“Ambev S.A.”), a company controlled by Interbrew International B.V ("IIBV") and AmBrew S.A. ("AmBrew"), both subsidiaries of Anheuser-Busch InBev S.A./N.V. (“ABI”), of all shares issued by the Company and not held by Ambev (the “Stock Swap Merger”);

It is hereby proposed that, by virtue of the Stock Swap Merger, each share issued by the Company, whether common or preferred or in the form of an American Depositary Receipt (”ADR”), be exchanged by five (5) new common shares of Ambev S.A. (including in the form of ADSs, as applicable). Consequently, and assuming no appraisal rights are exercised by the Company’s common shareholders, all of the Company’s current shareholders (ABI (through IIBV and AmBrew), Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”) and the Company’s other shareholders) will hold shares in Ambev S.A. after the Stock Swap Merger in the same proportion that they hold in the Company immediately prior to the Stock Swap Merger.

It is intended that the Ambev S.A. shares to be received by the shareholders of the Company be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), after Ambev S.A. is registered as an issuer of securities in the “A” category, as provided under CVM Instruction No. 480, dated December 7, 2009 (the “Publicly Held Company Registration”), and has obtained the listing authorization for trading on the traditional listing segment of BM&FBOVESPA (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. The shares of the Company will cease to be negotiated on the traditional listing segment of BM&FBOVESPA after the obtainment of the Publicly Held Company Registration and the Listing Authorization. Additionally, it is intended that the ADRs representing the new Ambev S.A. common shares that are to be received by holders of the Company’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

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In accordance with Section 264 of Law No. 6,404/76 and the Notice to the Market released by the Company on June 28, 2013, a valuation report has been prepared by a specialized firm containing the ratio that would apply for the exchange of common and preferred shares owned by the shareholders of the Company by common shares of Ambev S.A., based on the market value of the Company’s and Ambev’s net equity (“Valuation Report”). As per the Valuation Report, the ratio to exchange Ambev S.A. common shares for Company common or preferred shares, based on the market value of those companies’ net equity, would be 4.997757 Ambev S.A. common shares for each Company common or preferred share of the Company, it is to say, the exchange ratio based on the Valuation Report is less favorable than the exchange ratio effectively proposed by the companies.

As informed in the Material Fact Notice, the minority holders of both the common and preferred shares issued by the Company will participate in the decision-making process regarding the Stock Swap Merger. At the Extraordinary General Meeting, the minority holders of Company preferred shares will have the opportunity to express their position on the Stock Swap Merger, as separate classes.

ABI, through Ambev S.A., and FAHZ have already informed the Company’s management that their vote at the Extraordinary General Meeting will be bound to the position to be expressed, as a separate class, by minority holders of Company preferred and common shares.

For such purpose, ABI, through Ambev S.A., and FAHZ will either abstain from voting or will vote their shares, so that the Stock Swap Merger shall be implemented only if a majority of the minority-held Company common and preferred shares participating in the Extraordinary General Shareholders’ Meeting are each, as separate classes, in favor of the transaction.

Accordingly, we propose (i) the approval of the “Protocol and Justification of Stock Swap Merger of Companhia de Bebidas das Américas – Ambev with Ambev S.A.” (the “Protocol and Justification”), which establishes the general basis for the Stock Swap Merger and which constitutes Exhibit I to this proposal, and (ii) the authorization for the subscription, by the Company’s management, of the new shares to be issued by Ambev S.A.

If the Stock Swap Merger is approved, appraisal rights will be extended exclusively to holders of common shares of the Company who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or fail to attend the Extraordinary General Meeting, and who express their intention to exercise this right within 30 days from the date of publication of the minutes of the Extraordinary General Meeting, provided they present proof of continuous ownership of their Company common shares from the close of trading on December 7, 2012 through the date of exercise of such right. As provided by Section 20 of CVM Instruction No. 481/09, information about appraisal rights are detailed in Exhibit II to this proposal.

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2.      Amendment to the header of Section 5 of the Company’s Bylaws

We propose an amendment to the header of Section 5 of the Company’s Bylaws, pursuant to Exhibit III to this proposal, to reflect any capital increases, in connection with the exercise of options granted under the Options Programs approved by the Company´s Board of Directors in accordance with the rules established in the Company´s Stock Option Plan in effect, approved within the limits of the Company’s authorized capital and ratified by the Board of Directors through the date of the Extraordinary General Meeting.

3.      Cancellation of Shares held in Treasury

If the Stock Swap Merger is approved, we propose the cancellation of all the shares issued by the Company and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the value of the Company’s capital stock, thereby amending accordingly the header of section 5 of the Company’s Bylaws, in accordance with Exhibit III hereof.

4.      Restatement of the Company’s Bylaws

In order to reflect the proposed bylaw amendments, as per items 2 and 3 above, we propose the approval and restatement of the Company’s Bylaws, pursuant to the terms set forth in Exhibit IV hereof.

São Paulo, June 28, 2013.

The Management

Companhia de Bebidas das Américas - Ambev

Additional Information and Where to Find:

In connection with the Stock Swap Merger, on June 28, 2013 Ambev S.A. filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 that contains a prospectus, which may be subject to change. Investors and security holders of Ambev S.A. are urged to read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about Ambev S.A., the Company and the Stock Swap Merger. The prospectus filed with the Commission on June 28, 2013 as part of the registration statement, the definitive version of the prospectus and other relevant materials (when they become available), and any other documents filed by Ambev S.A. with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from the Company.

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EXHIBIT I - PROTOCOL AND JUSTIFICATION

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PROTOCOL and justification of stock swap merger of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV with ambev S.A.

between THE MANAGEMENT OF

companhia de bebidas das américas - ambev

AND

the members of the board of directors of

ambev S.A.

________________________________

DATED may 10, 2013

________________________________

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By this private instrument:

Management of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.157.770 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.808.708/0001-07 (“Companhia de Bebidas”); and

The members of the Board of Directors of AMBEV S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Companhia de Bebidas, the “Companies”);

HEREBY agree to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Stock Swap Merger (as defined below) of Companhia de Bebidas with Ambev, which shall be submitted for approval by their respective shareholders at Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. Reasons for or objectives of the transaction and interest of the Companies in its implementation.

1.1. The Stock Swap Merger is part of a corporate reorganization disclosed by Companhia de Bebidas through a material fact notice dated  December 7, 2012, the overall objective of which is to convert Companhia de Bebidas’s dual-class share structure, comprised of common and preferred shares, into a single-class share structure comprised exclusively of voting common shares, by means of a merger into the asset base of Ambev, a company controlled by Interbrew International B.V (“IIBV”), a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), of all shares issued by Companhia de Bebidas and not held by Ambev (the “Stock Swap Merger”);

1.2. It is believed that the Stock Swap Merger will be advantageous to the shareholders of Companhia de Bebidas, to the extent that it will simplify the corporate structure and improve the corporate governance, as well as increase share trading liquidity and flexibility for its capital structure management.

1.3. It is intended that the Ambev shares to be received by the shareholders of Companhia de Bebidas be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), once Ambev is registered as an issuer of securities in the “A” category, as provided under Instruction No. 480, dated December 7, 2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) (the “Publicly Held Company Registration”), and obtains listing authorization for trading on the traditional listing segment of that stock exchange (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. Additionally, it is intended that the American Depositary Receipts (“ADRs”) representing the new Ambev common shares that are to be received by holders of Companhia de Bebidas’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

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2. Basis of the Stock Swap Merger

2.1. At the time of the Stock Swap Merger, Ambev will have as part of its asset base an amount of Companhia de Bebidas shares equal to a 1.1% stake in the preferred shares of this company, which shall be increased by all the Companhia de Bebidas shares that are currently held by IIBV and AmBrew S.A (“Ambrew”), the latter of which is also a subsidiary of ABI, and that shall be contributed by IIBV and Ambrew to the capital stock of Ambev as a preliminary step to the Stock Swap Merger, as well as cash and other assets and liabilities that are almost equivalent to each other and that, therefore, will not impact the exchange ratio adopted for the Stock Swap Merger.

2.2. By virtue of the Stock Swap Merger, each holder of a common or preferred share issued by Companhia de Bebidas, or ADRs representing Companhia de Bebidas common or preferred shares, will have the right to receive five common shares of Ambev or five ADRs of Ambev, respectively. Consequently, and assuming that no appraisal rights are exercised by the common shareholders of Companhia de Bebidas, after the Stock Swap Merger the current shareholders of Companhia de Bebidas (whether ABI, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência or the other shareholders of Companhia de Bebidas) will be holders of Ambev shares in the same proportion as the shares of Companhia de Bebidas held by them before the transaction.

2.3. The common shares of Ambev, to be issued to the shareholders of Companhia de Bebidas in exchange for the common and preferred shares of Companhia de Bebidas currently held by them, will provide the same rights of the Ambev shares then outstanding, and will be entitled to all benefits, including dividends and other shareholder distributions, that may be declared by Ambev.

2.4. Since, as a result of the Stock Swap Merger, the holders of preferred shares issued by Companhia de Bebidas will receive, in exchange for such shares, common shares issued by Ambev, they will lose the following rights that are enjoyed by those preferred shareholders under the By-laws of Companhia de Bebidas: (i) priority in capital reimbursement upon a liquidation of Companhia de Bebidas; and (ii) right to receive dividends, in cash, that are 10% greater than those payable to the common shares. On the other hand, the holders of preferred shares issued by Companhia de Bebidas will receive common shares issued by Ambev providing for the following rights: (i) each common share is entitled to one vote at Ambev’s shareholders’ meetings; (ii) mandatory dividends equal to 40% of the adjusted net profit of the fiscal year, which will, therefore, be greater than the mandatory dividend of 35% of the adjusted net profit of the fiscal year, currently provided under the By-laws of Companhia de Bebidas; and (iii) tag along right equivalent to 80% of the acquisition price paid to the controlling shareholders, in the event of a sale of the control of Ambev, as provided in section 254-A of Law No. 6,404/76.

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2.5. Companhia de Bebidas does not hold any shares issued by Ambev.

2.6. Based on the decision issued by the CVM, at an en banc meeting of the CVM (in a plenary session) held on April 2, 2013, Ambev S.A. was excused from preparing the valuation report required by section 264 of Law No. 6,404/76.

3. Criteria for the appraisal of Companhia de Bebidas’ shares, appraiser, the treatment of equity variations and appraisal rights.

3.1. Companhia de Bebidas’ shares will be merged with Ambev according to their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price during a period ending on April 26, 2013 (“Reference Date”).

3.2. The management of Ambev appointed Apsis Consultoria Empresarial Ltda., enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (the “Specialized Firm”) to prepare a valuation report of the Companhia de Bebidas’s shares to be merged into the asset base of Ambev at their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price (the “Valuation Report”). Such appointment is to be confirmed by the Shareholders’ Meeting of Ambev, as provided in section 252, paragraph 1 of Law No. 6,404/76.

3.3. The Valuation Report is attached hereto as Schedule I, and the amounts set forth therein are subject to the analysis and approval of Ambev’s shareholders, as provided under applicable law.

3.4. The equity variations of Companhia de Bebidas from the Reference Date to the date on which the Stock Swap Merger is consummated shall be borne solely by Companhia de Bebidas and reflected on Ambev’s financial statement through application of the equity method of accounting.

3.5. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Companhia de Bebidas or of Ambev or with regards to the Stock Swap Merger itself; and (ii) the shareholders or managers of Companhia de Bebidas or of Ambev have not directed, limited, prevented or performed any acts that compromised or may have compromised the access to, use or knowledge of information, assets, documents or work methodology relevant to the quality of the Specialized Firm’s conclusions.

3.6. As provided under paragraph 2 of section 252 and paragraph 2 of section 137 of Law No. 6,404/76, appraisal rights will be extended exclusively to holders of common shares of Companhia de Bebidas who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the relevant Extraordinary General Shareholders’ Meeting, and who specifically express their intention to exercise such right within 30 days of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Companhia de Bebidas that approves the Stock Swap Merger. Payment of the respective appraisal rights reimbursement amount will be subject to consummation of the Stock Swap Merger, as provided in section 230 of Law No. 6,404/76. Such payment will be made by Companhia de Bebidas on a future date to be informed. Such payment will only be made in respect of Companhia de Bebidas shares demonstrably held by shareholders from December 7, 2012 until the actual date of shareholders’ exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76. The appraisal rights reimbursement amount will be R$9.231 per Ambev common share, calculated based on their book value, as determined pursuant to the financial statements of Companhia de Bebidas for the fiscal year ended December 31, 2012, notwithstanding the fact that shareholders are entitled to request the preparation of a more recent balance sheet (balanço especial) for purposes of calculating their appraisal rights reimbursement amount.

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4. Issuance price of the Ambev shares. Composition of the capital stock of Ambev after the Stock Swap Merger.

4.1. For purposes of Ambev’s capital increase resulting from the Stock Swap Merger, the total issuance price of the Companhia de Bebidas shares to be merged into the asset base of Ambev will be their economic value (valor econômico) calculated based on their average stock exchange trading price during a period ending on the Reference Date.

4.2. Of the total amount of the issuance price of the Ambev shares, an amount equivalent to R$48,520,868,561.82, corresponding to R$8.1314872 per common shares issued by Ambev will be allocated to the capital stock of Ambev, and the remaining amount of R$48,520,868,561.82 will be allocated to a capital reserve. Ambev will issue 5,967,034,980 new book-entry common shares, with no par value, and, therefore, its capital stock will be divided into 15,659,382,775 common shares. Such number of shares shall be adjusted for additional issuances of shares of Companhia de Bebidas before the Stock Swap Merger, if any, with a resulting change to its net equity. As a result of the Stock Swap Merger, all of the shares issued by Companhia de Bebidas will be held by Ambev, and Companhia de Bebidas will become a wholly owned subsidiary of Ambev.

4.3. The new Ambev shares to be issued in connection with the Stock Swap Merger will be subscribed by the managers of Companhia de Bebidas, on behalf of its shareholders, pursuant to section 252, paragraph 2 of Law No. 6,404/76, and paid in by means of the merger of the outstanding shares issued by Companhia de Bebidas into Ambev’s asset base.

4.4. The caput of section 5 of the By-laws of Ambev will be modified in order to reflect the capital increase, as a result of the issuance of new shares in connection with the approval of the Stock Swap Merger.

4.5. Ambev’s By-laws will be substantially identical to the By-laws of Companhia de Bebidas, except with respect to (i) the mandatory dividend, which will be increased from 35% to 40% of the adjusted net profits of the fiscal year, (ii) any necessary amendments associated with having a single-class share structure, as well as any other amendments that may be required by the CVM or BM&FBOVESPA, and (iii) the board of directors, which shall be comprised of two independent members. The election of the board of directors of Ambev, including its two independent members, will occur at a shareholders’ meeting to be called as soon as possible after the consummation of the Stock Swap Merger.

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4.6. If the Stock Swap Merger is approved, the caput of section 5 of the By-laws of Companhia de Bebidas shall also be amended to reflect the cancellation of all the shares issued by Companhia de Bebidas and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the capital stock value of Companhia de Bebidas.

5. Actions Relating to the Stock Swap Merger.

5.1. Before the execution of this Protocol and Justification, the following corporate actions were performed:

(a)         a Board of Directors’ meeting of Companhia de Bebidas and Ambev, was held on May 10, 2013, which approved, among other related matters, this Protocol and Justification and the Stock Swap Merger; and

(b)         a Fiscal Council Meeting of Companhia de Bebidas, was held on May 10, 2013, which expressed a favorable opinion of the proposed Stock Swap Merger.

5.2. The consummation of the Stock Swap Merger depends on the performance of the following acts:

(a)         holding an Extraordinary General Shareholders’ Meeting of Companhia de Bebidas to approve the Protocol and Justification and the Stock Swap Merger, as well as to authorize the subscription, by the managers of Companhia de Bebidas, of the new common shares to be issued by Ambev; and

(b)         holding an Extraordinary General Shareholders’ Meeting of Ambev to (i) approve this Protocol and Justification and authorize the capital increase, to be subscribed and paid in by the managers of Companhia de Bebidas, as a result of the Stock Swap Merger; (ii) confirm the appointment of the Specialized Firm; (iii) approve the Stock Swap Merger as well as the Valuation Report; (iv) approve the assumption by Ambev of non-exercised stock options granted by Companhia de Bebidas under the Stock Option Plan of Companhia de Bebidas; and (v) authorize Ambev’s management to execute all agreements and instruments, and perform all other acts necessary for the consummation of the Stock Swap Merger.

6. General Provisions.

6.1. Approval of the Stock Swap Merger by the Managers of Companhia de Bebidas. This Protocol and Justification is executed by the Officers of Companhia de Bebidas and only Messrs. Álvaro Antonio Cardoso de Souza and Vicente Falconi Campos, as Directors of Companhia de Bebidas, due to a  potential conflict of interest that may exist, at least in theory, between Companhia de Bebidas and the other following members of its Board of Directors: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

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6.2. Approval of the Stock Swap Merger by the Managers of Ambev. Due to a potential conflict of interest that may exist, at least in theory, between the Officers of Ambev and Companhia de Bebidas, this Protocol and Justification is executed by the members of the Board of Directors of Ambev, on behalf of this company.

6.3. Stock Option Plan. The Extraordinary General Shareholders’ Meeting of Ambev that will deliberate on the Stock Swap Merger will also deliberate on the assumption, by Ambev, of the non-exercised stock options granted under the Stock Option Plan of Companhia de Bebidas, approved at the Extraordinary General Shareholders’ Meeting held on September 14, 2000, as amended at the Extraordinary General Shareholders’ Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. At the same Extraordinary General Shareholders’ Meeting of Ambev, a Stock Option Plan for Ambev will be approved, which shall have the same terms as the Stock Option Plan of Companhia de Bebidas currently in effect.

6.4. Cancellation of Shares held in Treasury. It is proposed that the shares of Companhia de Bebidas held in treasury be cancelled on the date of the Stock Swap Merger.

6.5. Consultants of Companhia de Bebidas. Rothschild and Banco Itaú BBA were hired to advise Companhia de Bebidas on the Stock Swap Merger.

6.6. Registration of Companhia de Bebidas as a Publicly-Held Company. The registration of Companhia de Bebidas as a publicly held company will be maintained after the Stock Swap Merger until further resolution by its then controlling shareholder, Ambev. The shares issued by Companhia de Bebidas shall be delisted from the traditional segment of the BM&FBOVESPA as soon as Ambev obtains its Publicly-Held Company Registration and its Listing Authorization.

6.7. No Succession. The Stock Swap Merger will not cause Ambev to succeed to any properties, rights, assets, obligations or responsibilities of Companhia de Bebidas, which shall maintain its separate legal status.

6.8. Amendment. This Protocol and Justification shall not be amended unless pursuant to an appropriate written instrument.

6.9. Other Documents. All documents referred to in this Protocol and Justification will be available, as of the date hereof, to the Companies’ shareholders at the headquarters of the Companies and on the Investor Relations website of Companhia de Bebidas (www.ambev-ir.com), as well as on the websites of the CVM and BM&FBOVESPA.

6.10. Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

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IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form, with same effect, in the presence of the two witnesses identified below.

São Paulo, May 10, 2013

[signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

Management of Companhia de Bebidas das Américas – Ambev:

/s/Álvaro Antonio Cardoso de Souza	/s/Vicente Falconi Campos
Director	Director
/s/João Maurício Giffoni de Castro Neves
Chief Executive Officer
/s/Nelson José Jamel	/s/Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel
/s/Alexandre Médicis da Silveira	/s/Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer
/s/Márcio Fróes Torres	/s/Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer

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/s/Sandro de Oliveira Bassili	/s/Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
/s/Jorge Pedro Victor Mastroizzi	/s/Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

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[continuation of the signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

Members of the Board of Directors of Ambev S.A.:

/s/Jean-Louis Julien Van de Perre	/s/Isabela Gerjoi Bezerra de Souza
Director	Director
/s/Ann Malcy Christine Randon
Director

Witnesses:

1. /s/ Flávio Gonçalves Pontes Sodré                                                                                         2. /s/ Carolina de S.A. Santos Pecorari

Name: Flávio Gonçalves Pontes Sodré                                                                                      Name: Carolina de S.A. Santos Pecorari

RG:      08964001-23 SSP/BA                                                                                                     RG: 26.462.196-7 SSP/SP

CPF:    822.777.615-91                                                                                                               CPF: 317.235.778-39

EXHIBIT II - INFORMATION ON APPRAISAL RIGHTS

(Pursuant to Exhibit 20 to Instruction No. 481 of the Brazilian Securities Commission, dated December 17, 2009)

Describe the event that has triggered or will trigger appraisal rights and its legal grounds.

On December 7, 2012, Companhia de Bebidas das Américas - Ambev (the “Company”) released a material fact notice relating to a corporate restructuring (the “Material Fact Notice”) seeking to convert its current dual-class share structure, comprised of common and preferred stock, into a single-class share structure comprised exclusively of common stock, by means of a stock swap merger under Law No. 6,404/76 (the “Brazilian Corporation Law”) of the Company with Ambev S.A. (registered with the Corporate Taxpayers’ Roll under CNPJ/MF No. 07.526.557/0001-00) (“Ambev”), a Brazilian company controlled by Interbrew International B.V. and AmBrew S.A., both subsidiaries of Anheuser-Busch InBev S.A./N.V.

Pursuant to Section 252, paragraph 2, and Section 137, item II, of the Brazilian Corporation Law, holders of the Company’s common shares will be entitled to exercise appraisal rights, as further detailed in item 2 below.

1.         Inform the share classes entitled to appraisal rights.

If the Stock Swap Merger is approved, appraisal rights may be exercised exclusively by holders of common shares of the Company who either dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the Extraordinary General Shareholders’ Meeting called to resolve on the Stock Swap Merger (the “EGM”), provided that they submit their request to exercise appraisal rights within the time period stated in item 3 below, and provided further that they have been holders of record of the Company’s common shares continuously from the close of trading on December 7, 2012 until the date of their exercise of appraisal rights.

2.         Inform the date of the first publication of the call notice of the meeting, as well as the date of the release of the material fact notice relating to the resolution that has triggered or will trigger the appraisal rights.

The Material Fact Notice relating the Stock Swap Merger, which is the event that will trigger appraisal rights, was published on December 7, 2012. The call notice of the EGM to resolve on the Stock Swap Merger was published for the first time on June 28, 2013.

3.         Inform the deadline for exercise of the appraisal rights and the record date to determine the shareholders entitled to exercise appraisal rights.

As stated in item 2 above, only persons who were holders of record of Company common shares continuously from December 7, 2012 until the relevant exercise date are entitled to exercise appraisal rights in connection with the Stock Swap Merger, provided they do so within 30 days from the publication of the minutes of the EGM approving the Stock Swap Merger.

4.         Inform the amount per share to be refunded or, if it is not possible for such amount to be determined in advance, management’s estimate of such amount.

The amount per share to be refunded to common shareholders of the Company who exercise appraisal rights will be R$9.231 per common share of the Company.

5.         Inform the method used to calculate such refund amount.

The refund amount was calculated based on the net equity value per common share, based on the financial statements of the Company for the year ended December 31, 2012, as approved at the Company’s Annual General Shareholders’ Meeting held on April 29, 2013.

6.         Inform whether shareholders will be entitled to request the preparation of a more updated balance sheet for purposes of calculating the refund amount (balanço especial) (the ”Special Balance Sheet”).

Dissenting shareholders will be entitled to request the preparation of a Special Balance Sheet, in accordance with Section 45, paragraph 2, of Law No. 6,404/76, because at the date of the EGM more than 60 days will have elapsed since the date of the December 31, 2012, shareholder-approved financial statements used for purposes of calculating the refund amount stated in item 4 above.

7.         If the refund amount is determined in reliance upon an appraisal report, list the expert individuals or firms appointed by management.

Not applicable, since, as stated in item 5 above, the refund amount was calculated based on the net equity value per common share provided under the financial statements for the fiscal year ended December 31, 2012.

8.         In the event of merger, stock swap merger or acquisition involving controlling, controlled or under common control companies:

a.         Calculate the exchange ratio based on the market value of the net equity of the companies involved or another criteria accepted by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”);

According to Section 264 of the Brazilian Corporation Law and the Notice to the Market released by the Company on June 28, 2013, a specialized firm has prepared a valuation report to calculate the ratio that would apply for the exchange of new Ambev common shares for Company common or preferred shares based on the market value of the Company’s and Ambev’s net equity (the “Valuation Report”). As per the Valuation Report, the ratio to exchange Ambev common shares for Company common or preferred shares, based on the market value of those companies’ net equity, would be 4.997757 Ambev common shares for each Company common or preferred share.

b.        Inform whether the share exchange ratios provided in the stock swap merger protocol are less advantageous than those calculated in accordance with paragraph 8(a) above; and

The Stock Swap Merger exchange ratio provided in the Protocol and Justification of Stock Swap Merger of the Company with Ambev (the ”Protocol and Justification”) is of five new Ambev common shares for each Company common or preferred share. Therefore, the exchange ratio proposed for the Stock Swap Merger, as set forth in the Protocol and Justification, is more favorable to the Company’s shareholders than the exchange ratio calculated in accordance with item 8(a) above.

c.         Inform the refund amount calculated based on the market value of the net equity of the companies involved or other criteria accepted by the CVM.

The refund amount calculated based on the market value of the companies’ net equity is R$9.331.

9.         Inform the equity value of each share calculated according to the latest approved balance sheet.

The equity value of each common share, calculated based on the balance sheet for the year ended December 31, 2012, is R$9.231 per common share of the Company.

10.       Inform the price of each class or type of shares to which the appraisal right applies on the exchanges they trade, stating:

i.          Minimum, average and maximum price in each of the past three (3) years;

2012:

Price	Common Share (R$)
Minimum	50.97
Average	64.01
Maximum	87.20

2011:

Price	Common Share (R$)
Minimum	35.68
Average	42.71
Maximum	54.60

2010:

Price	Common Share (R$)
Minimum	27.61
Average	33.19
Maximum	43.40

ii.        Minimum, average and maximum prices in each quarter of the past two (2) years;

1st Quarter of 2013:

Price	Common Share (R$)
Minimum	81.52
Average	87.23
Maximum	91.13

4th Quarter of 2012:

Price	Common Share (R$)
Minimum	64.29
Average	73.82
Maximum	87.20

3rd Quarter of 2012:

Price	Common Share (R$)
Minimum	60.23
Average	62.63
Maximum	64.90

2nd Quarter of 2012:

Price	Common Share (R$)
Minimum	58.80
Average	63.69
Maximum	68.94

1st Quarter of 2012:

Price	Common Share (R$)
Minimum	50.97
Average	56.24
Maximum	66.86

4th Quarter of 2011:

Price	Common Share (R$)
Minimum	44.50
Average	48.77
Maximum	54.60

3rd Quarter of 2011:

Price	Common Share (R$)
Minimum	36.97
Average	42.25
Maximum	46.30

2nd Quarter of 2011:

Price	Common Share (R$)
Minimum	38.50
Average	41.28
Maximum	44.10

iii.       Minimum, average and maximum prices in each month for the past six (6) months; and

June 2013 (as of June 20, 2013):

Price	Common Share (R$)
Minimum	75.69
Average	77.66
Maximum	80.18

May 2013:

Price	Common Share (R$)
Minimum	79.96
Average	83.94
Maximum	86.53

April 2013:

Price	Common Share (R$)
Minimum	76.09
Average	79.18
Maximum	82.65

March 2013:

Price	Common Share (R$)
Minimum	81.52
Average	85.20
Maximum	89.00

February 2013:

Price	Common Share (R$)
Minimum	85.44
Average	89.20
Maximum	90.80

January 2013:

Price	Common Share (R$)
Minimum	84.00
Average	87.49
Maximum	91.13

December 2012:

Price	Common Share (R$)
Minimum	76.60
Average	83.46
Maximum	87.20

November 2012:

Price	Common Share (R$)
Minimum	67.17
Average	71.86
Maximum	77.70

iv.        Average price for the past 90 days (up to June 20, 2013).

Common share (R$)
Average Price	80.81

EXHIBIT III - AMENDMENTS TO THE COMPANY’S BYLAWS

(As required by Section 11 of Instruction No. 481 of the Brazilian Securities  Commission, dated December 17, 2009)

CURRENT BYLAWS	PROPOSED AMENDMENT
CHAPTER II CAPITAL STOCK AND SHARES
Article 5 – The capital stock is of R$12,730,532,724.52, divided into 3,132,426,532 shares, of which 1,757,986,238 are common shares and 1,374,440,294 are preferred shares, without par value.	Article 5 – The capital stock is of R$ [●], divided into [●] shares, of which [●] are common shares and [●] are preferred shares, without par value.

Basis and Reasons for the Amendments:

The above amendment to the header of Article 5 of the Company’s bylaws is proposed to reflect (i) any capital increases, in connection with the exercise of options granted under the Options Programs approved by the Company´s Board of Directors in accordance with the rules established in the Company´s Stock Option Plan in effect, approved within the limits of the Company’s authorized capital and ratified by the board of directors through the date of the Extraordinary General Shareholders’ Meeting; and (ii) if the Stock Swap Merger is approved, the cancellation of all shares issued by the Company and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the value of the Company’s capital stock.

We inform that it is not possible at this time to anticipate the value of the capital increases that might be ratified by the board of directors until the date of the Extraordinary General Shareholders’ Meeting or the amount of Company shares that will be held in treasury on that date. As a result, we have not included in the above table the new value of the Company’s capital stock and the new amount of common and preferred shares.

EXHIBIT IV - CONSOLIDATED BYLAWS

“COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)       the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)     the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)       the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)        the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)       the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital is of R$[●], divided into [●]  shares, of which [●]  are common shares and [●]  are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)      shall not be entitled to voting rights and may not be converted into common shares;

b)     shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)      shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of three billion and five hundred million (3,500,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I

BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)         establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)        approve the annual investment budget of the Company;

c)         approve the five-year strategic plan of the Company;

d)        elect and dismiss the Company's Officers, and set their attributions;

e)         supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)         attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)        define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)        appoint the Company's independent auditors;

i)         resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)          provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)        submit to the General Meeting the form of allocation of the net profits for the year;

l)         call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)       approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)        approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)        approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)        approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)        approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)         approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)         resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)         resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)        authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)                 resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)       resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)         authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)        perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)         resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a)            Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)            Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)             Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)           Coordinate and oversee the activities of the Executive Board; and

e)            Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V

FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3  - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI

FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)     the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)     from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)      an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

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